EXHIBIT 99.9
April 18, 2008
Magnetar Financial LLC
Magnetar Investment Management LLC
1603 Orrington Ave.
Evanston, IL 60201
Ladies and Gentlemen:
          In connection with your request to receive additional information about Kintera, Inc., a Delaware corporation (the “Company”), the Company will furnish you with Confidential Information if you agree by countersigning below that you will not during the term of this agreement, without the prior written consent of the Company, divulge to any third party any Confidential Information, including, without limitation, the fact that the Company has disclosed Confidential Information to you. “Confidential Information” shall include all information or material, whether conveyed orally or in written or electronic form, that will be furnished to you during the term of this agreement, including without limitation, certain methods of doing business, business plans, financial information, financial plans, contracts, records and other proprietary, confidential or other non-public information relating to its business, the proprietary, confidential and non-public nature of which information the Company desires to maintain. The Confidential Information, until made public, may constitute material non-public information within the meaning of Regulation FD promulgated by the Securities and Exchange Commission. In addition, you agree that you will use the Confidential Information solely in connection with the evaluation of the Company; that you will permit disclosure of the Confidential Information only to such of your officers, directors, employees, counsel and agents as have actual need; that you will use your best efforts to prevent any further disclosure of the Confidential Information; and that you will not trade in the Company’s securities at any time when you are in possession of Confidential Information. Confidential Information does not include information which (a) is or becomes public other than as a result of disclosure by you, (b) the Company agrees in writing may be disclosed, (c) you are required to disclose by applicable law, regulation or legal process, (d) was available to you on a non-confidential basis prior to its disclosure by the Company, (e) becomes available to you on a non-confidential basis from a person other than the Company who is not known to you to be otherwise bound by a confidentiality agreement with the Company or (f) is developed by you separate and apart from any disclosure by the Company.
          If so requested by the Company, you will return to the Company or destroy (providing due proof of such destruction) all Confidential Information obtained from the Company, except to the extent that the destruction of Confidential Information is prohibited by applicable law, rule or regulation.

          In the event that you are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Confidential Information, you will provide the Company with prompt notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you are nonetheless, in the opinion of counsel, required to disclose Confidential Information, you may, without liability hereunder, disclose only that portion of the Confidential Information which such counsel advises you is required to be disclosed, provided that you attempt to preserve the confidentiality of the Confidential Information, including, without limitation, by cooperating with the Company to obtain at the expense of the Company an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.
          Without prejudice to any rights and remedies otherwise available to the Company, the Company will be entitled to equitable relief by way of injunction if you breach any provision of this letter agreement. No failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
          No rights, obligations, representation or terms other than those expressly set forth herein are to be implied from this letter agreement.
          This letter agreement and the rights and obligations hereunder shall continue until, and at such time shall terminate, on the earlier of (i) the filing with the U.S. Securities and Exchange Commission by the Company of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, and (ii) August 15, 2008, unless sooner terminated in writing by the Company.
          This letter agreement sets forth the entire agreement between the parties, supersedes and merges all prior written and oral agreements with respect to the subject matter hereof, may only be amended in writing and will be governed by the laws of the State of California applicable to agreements made and to be performed entirely within such State.
     The Company covenants and agrees not to provide you with any material and non-public information of a company other than the Company and its affiliates which has a class of securities registered under the Securities Act of 1934.  From and after the filing by the Company of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 with the U.S. Securities and Exchange Commission, the Confidential Information disclosed to you hereunder will not be material, nonpublic information received from the Company or any of its agents or representatives that is not disclosed in such filing or other filings with the U.S. Securities and Exchange Commission.

     Each of the parties represents and warrants that it is duly authorized to enter into this letter agreement.  This letter agreement shall be binding on successors and permitted assigns.  This letter agreement is personal to the parties and may not be assigned or transferred by either party without the prior written consent of the other party.
     This letter agreement may be executed in any number of counterparts, each such counterpart when so executed and delivered shall be an original, but such counterparts shall constitute one and the same instrument.
     Please confirm your agreement with the foregoing by signing and returning this letter to the undersigned.

Very truly yours, KINTERA, INC.
By:	/s/ Alfred R. Berkeley, III
Alfred R. Berkeley, III
Chairman

Accepted and Agreed as of the date
first above written:

Magnetar Financial LLC
Magnetar Investment Management LLC

By:	/s/ Doug Litowitz Name: Doug Litowitz
Title: Counsel

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